Consolidated Financial Statements
(Expressed in United States dollars)

YUKON-NEVADA GOLD CORP.

For the three months ended March 31, 2009 and 2008

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Yukon-Nevada Gold Corp. (the Company) have been prepared by management in accordance with generally accepted accounting principles (GAAP) in Canada, and within the framework of the summary of significant accounting policies disclosed in the notes to these consolidated financial statements.

Management is responsible for establishing internal controls over financial reporting for the Company. Management has designed and implemented internal controls over financial reporting (ICFR) that provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

The Audit Committee of the Board of Directors meets periodically with management and the Company’s independent auditors to review the scope and results of their annual audit and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board of Directors for approval. The Audit Committee is appointed by the Board of Directors and all of its members are independent directors. The Audit Committee is responsible for engaging or re-appointing the external auditors.

The consolidated financial statements have been approved by the Board of Directors on the recommendation of the Audit Committee.

These interim unaudited consolidated financial statements have been approved by the Board of Directors on the recommendation of the Audit Committee.

YUKON-NEVADA GOLD CORP.
Consolidated Balance Sheets
(Unaudited)
(In thousands of US dollars)

	March 31,	December 31,
	2009	2008
		(Audited)
		(restated - note 3)
Assets
Current assets:
Cash and cash equivalents	$827	$1,106
Marketable securities		-
Accounts receivable and prepaid expenses	1,742	2,171
Inventories (note 5)	24,272	24,019
Future income taxes (note 11)	895	895
Asset held for resale	-	841
	27,736	29,032
Restricted funds (note 6)	28,462	28,484
Property, plant and equipment (note 7)	92,230	93,850
Mineral properties (note 8)	47,839	47,347
Other assets (note 9)	923	923

	$197,190	$199,636

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$29,900	$28,599
Payable on purchased ore	8,257	8,257
	38,157	36,856
Other long-term liabilities	14	25
Asset retirement obligations	33,248	32,688
Future income taxes (note 11)	9,778	8,419
	81,197	77,988
Shareholders' equity (note 12)
Share capital	205,778	206,778
Warrants	19,734	19,107
Contributed surplus	8,635	8,694
Accumulated other comprehensive income	2,273	2,273
Deficit	(120,427)	(115,204)
	115,993	121,648

Going concern (note 1)
Commitments and contingencies (note 14)
Subsequent event (note 15)

	$197,190	$199,636

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

“Graham Dickson”	Director	“Don MacDonald”	Director

YUKON-NEVADA GOLD CORP.
Consolidated Statements of Operations and Comprehensive Loss
(Unaudited)
(In thousands of US dollars, except for share and per share amounts)

Three months ended March 31, 2009 and 2008

	2009	2008

Gold sales	$-	$21,789
Cost of gold sold	68	22,408
Gross margin - mining operations	(68)	(619)
Temporary shutdown costs (note 4)	2,452	4,360
Depreciation, depletion, and amortization	1,495	3,361
Accretion	718	532
Loss from mine operations	(4,733)	(8,872)
General and administration	826	1,088
Stock-based compensation (note 12(d))	-	618
Loss from operations	(5,559)	(10,578)
Other (loss) income:
Interest and other income	81	948
Loss on forward sales arrangements	-	(3,189)
Foreign exchange gain (loss)	342	(344)
Interest expense	-	(38)
	423	(2,623)
Loss before income taxes	(5,136)	(13,201)
Income tax (expense) recovery (note 11)
Current	-	-
Future	(87)	4,317
Loss and comprehensive loss for the period	$(5,223)	$(8,884)

Loss per share – basic and diluted	$(0.02)	$(0.05)
Weighted average number of shares outstanding (basic and
diluted)	283,190,985	175,205,957

See accompanying notes to consolidated financial statements.

YUKON-NEVADA GOLD CORP.
Consolidated Statements of Shareholders’ Equity
(Unaudited)
(In thousands of US dollars, except number of common shares)

	Common shares

					Accumulated
	Shares	Amount	Warrants	Contributed	comprehensive	Deficit	Total
	(000's)			surplus	income

		Restated	Restated
		(note 3)	(note 3)
Balance at January 1, 2008	175,133	$188,366	$16,957	$8,092	$2,273	$(9,844)	$205,844
Issued on private placement (note
12(b)(ii),(c))	79,800	1,470	1,829				3,299
Issued on private placement, flow through
shares (note 12(b)(iii))	10,050	19,901					19,901
Exercise of options	267	356		(147)			209
Share issue costs (note 12(b)(ii),(c))	7,400	(606)	169	(307)			(744)
Flow through share renunciation	-	(2,709)					(2,709)
Stockbased compensation (note 12(d))	-			1,056			1,056
Loss for the year	-					(105,360)	(105,360)
Other	5		152				152
Balance at December 31, 2008	272,655	206,778	19,107	8,694	2,273	(115,204)	121,648
Issued on private placement (note
12(b)(i),(c))	27,334	635	602				1,237
Share issue costs (note 12(b)(i),(c))	1,400	34	25	(59)			-
Flow through share renunciation	-	(1,669)					(1,669)
Loss for the year	-					(5,223)	(5,223)
Balance at March 31, 2009	301,389	$205,778	$19,734	$8,635	$2,273	$(120,427)	$115,993

See accompanying notes to consolidated financial statements.

YUKON-NEVADA GOLD CORP.
Consolidated Statements of Cash Flows
(Unaudited)
(In thousands of US dollars)

Three months ended March 31, 2009 and 2008

	2009	2008

Cash provided by (used in):
Operations
Net loss for the period	$(5,223)	$(8,884)
Items not affecting cash:
Depreciation, depletion, and amortization	1,495	3,361
Accretion	718	532
Stock-based compensation	-	618
Loss (gain) on disposal of asset	188	(30)
Reclamation payments	-	205
Unrealized loss on forward sales	-	2,699
Future income tax recovery	-	(4,317)
Unrealized foreign exchange gain	(301)	341
	(3,123)	(5,475)
Change in non cash working capital (note 13)	2,163	(4,914)
	(960)	(10,389)
Investing
Restricted funds	(145)	3,468
Short-term investments	-	172
Mineral property expenditures	(395)	(10,637)
Property, plant and equipment expenditures	(106)	(5,478)
Proceeds from sale of assets	112	57
	(534)	(12,418)

Financing
Notes payable and capital leases	(22)	(243)
Common shares and warrants issued for cash	1,237	-
Share issue costs	-	(6)
Common shares issued upon exercise of stock options	-	82
	1,215	(167)

Effect of exchange rate changes on cash	-	(510)
Decrease in cash and cash equivalents	(279)	(23,484)
Cash and cash equivalents, beginning of the period	1,106	41,104
Cash and cash equivalents, end of the period	$827	$17,620

See accompanying notes to consolidated financial statements.

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

For the three months ended March 31, 2009 and 2008

1.	Going Concern:

Yukon-Nevada Gold Corp.’s (the Company) business is gold mining and related activities, including exploration, development, extraction, processing and reclamation. Gold has been produced in Nevada, USA (Jerritt Canyon) and gold exploration activities are being carried out in Nevada, USA (Jerritt Canyon) and the Yukon Territory, Canada (Ketza River and Silver Valley).

For properties other than the producing mine at Jerritt Canyon, the Company is in the process of mineral exploration and has yet to determine whether these properties contain reserves that are economically recoverable. The recoverability of the amount shown for mineral properties is dependent upon the existence of economically recoverable reserves, confirmation of the Company's ownership interest in the mining claims, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production or proceeds from the disposition of the mineral properties.

During the third quarter of 2008 the Company determined that under current conditions the Jerritt Canyon mine was not economic, and accordingly the mine was shutdown on August 8, 2008. The company did not have persuasive evidence that the capitalized costs associated with the mineral properties could be recovered. Accordingly, management wrote off all costs ($69.4 million) related to the mineral property and an additional $2.2 million of property, plant and equipment and a provision of $4.7 million related to the increase in the asset retirement obligation (see note 3).

Subsequent to the mine closure, the Company has been working to address a number of key issues related to the stop order issued by the Nevada Division of Environmental Protection (“NDEP”) in the first quarter of 2009 in order to receive permission to restart the milling operations. These issues included bringing the recently completed evaporation pond into operational use and begin the drawdown of the tailings pond, finalizing engineering design plans of a new mercury emissions system, and the cleanup of waste materials onsite. The Company has addressed all of these requirements and received approval from the NDEP to restart milling operations on March 25, 2009.

The Company will initially mill the remaining stockpiles on site and recommence toll milling at the Jerritt Canyon site. Further financing is required in order to fund further development of the Jerritt Canyon mines with the intention of returning to mining once the necessary development and backfill work has been completed. Management is currently pursuing financing alternatives and believes it will be able to secure the required financing in the near future. Should such financing be obtained, Management believes that the remaining property, plant, and equipment costs can be fully recovered through a combination of toll milling, a return to mining and possibly eventual use of the wet mill circuit at the Ketza River property.

These interim consolidated financial statements are prepared on the basis that the Company will continue as a going concern. The conditions described in the preceding paragraphs raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern and recover it’s investment in property, plant, and equipment and mineral properties is dependent on its ability to generate positive cash flows and obtain additional financing in order to meet its planned business objectives. However, there can be no assurance that the Company will be able to obtain additional financial resources, achieve profitability or positive cash flows. If the Company is unable to generate positive cash flows or obtain adequate financing, the Company will need to further curtail operations and exploration activities. Failure to

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

For the three months ended March 31, 2009 and 2008

continue as a going concern would require that the Company's assets and liabilities be restated on a basis which could differ significantly from the going concern basis.

2.	Basis of presentation:

These unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles following the same accounting policies and methods of application used in the Company’s audited consolidated financial statements as at and for the year ended December 31, 2008, except for the new accounting policies adopted subsequent to that date, as discussed below. These unaudited interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements, and accordingly, they should be read in conjunction with the Company’s most recent audited annual consolidated financial statements.

(a) Basis of consolidation

These unaudited interim consolidated financial statements include the accounts of the Company and its subsidiaries. All material intercompany transactions and balances have been eliminated. The subsidiaries and joint ventures along with percentage of ownership as at March 31, 2009 are:

Ketza River Holdings Ltd. (Yukon)	100%
YGC Resources Arizona Inc. (Arizona)	100%
Queenstake Resources Ltd. (British Columbia)	100%
Queenstake Resources U.S.A. Inc. (Delaware)	100%
Castle Exploration Inc. (Colorado)	100%
Yukon-Shaanxi Mining Company - Joint Venture (Yukon)	50%

(b)	Goodwill and Intangible Assets:

On January 1, 2009, the Company adopted a new accounting standard Section 3064, Goodwill and Intangible Assets, replacing accounting standard Section 3062, Goodwill and Intangible Assets, and accounting standard Section 3450, Research and Development Costs. Various changes have been made to other sections of the CICA Handbook for consistency purposes. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. There is no impact on the Company’s consolidated financial statements.

(c)	International Financial Reporting Standards

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with International Financial Reporting Standards (IFRS) over an expected five-year transitional period. In February 2008, the AcSB announced that 2011 is the transition date for publicly listed companies to use IFRS, which will replace Canadian GAAP. The effective date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While we have begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

For the three months ended March 31, 2009 and 2008

(d) Other changes

In January 2009, the CICA issued Handbook Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements and Section 1602, Non-controlling Interests which replaces CICA Handbook Section 1581, Business Combinations and Section 1600, Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under IFRS. Section 1582 is applicable for business combinations with acquisition dates on or after January 1, 2011. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. Sections 1601 and 1602 are applicable for the Company’s interim and annual consolidated financial statements for its fiscal year beginning January 1, 2011. Early adoption of these sections is permitted.

3.	Change in Accounting Policy

In the first quarter of 2009, the Company changed the accounting policy used for valuation of warrants issued. Previously units issued by the Company consisting of a combination of common shares and warrants were valued by assigning the proceeds received to the common share and deducting the value of the warrants as determined by a Black Scholes model. The new policy assigns the proceeds to common shares and warrants based on the relative fair value of the common shares and warrants. The fair value of the common shares is determined by the closing price on the date of the transaction and the fair value of the warrants is determined based on a Black Scholes model. As a result of this difference, opening share capital was increased by $4.3 million, with an offsetting decrease in the warrants. The policy was adopted by the Company as a result of market conditions which resulted in an unreasonable valuation of the warrants relative to the common shares under the previous policy.

4.	Temporary Suspension of Jerritt Canyon Operations

On February 22, 2008, the Company temporarily suspended mining and processing operations at the Jerritt Canyon mine in order to upgrade and install several components within the mill and the mine facilities. Expenses incurred from this date through to the recommencement of commercial operations on April 30, 2008 were recorded either as capital or, if they were determined to be maintenance or support expenses, as temporary shutdown costs aggregating $7.9 million for the third quarter of 2008 ($4.4 million to March 31, 2008).

On August 8, 2008 the Company announced the suspension of underground mining activity at the Jerritt Canyon property, with a suspension of the milling operations occurring the following week. The mill was shut down temporarily with plans to recommence processing available stockpiles in 2009 and continue to pursue toll milling opportunities and financing to continue mining activities.

The revised work program resulted in a work force reduction of 394 employees, all located at the Jerritt Canyon location. The related restructuring charge of $4.5 million arises from the severance and vacation payments due to former employees of the Company. As of March 31, 2009, the Company had paid $2.6 million of this obligation. Other expenses incurred relating to the shutdown of the mill, other than normal course operating costs of $2.4 million (fourth quarter of 2008 - $5.2 million), have been included in temporary shutdown costs.

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

For the three months ended March 31, 2009 and 2008

During the three months ended September 30, 2008, the Company determined that the costs associated with the current mine plan for Jerritt Canyon exceeded the projected cash flows. Due to inadequate infrastructure which caused high operating costs and low production, mining at the Jerritt Canyon Mine was halted until further financing could be obtained to enable the Company to perform the necessary development and infrastructure work to support more cost-efficient ore extraction.

Due to the absence of a profitable long term mine plan, the Company wrote down the Jerritt Canyon mineral properties to their estimated fair value, which management determined to be nil based on current market conditions. The impairment expense recorded during the third quarter of 2008 was $69.4 million for mineral properties. An additional $2.2 million of property, plant and equipment related to the mine was written off in the fourth quarter of 2008. Also included in the impairment expense in the fourth quarter of 2008 was a provision of $4.7 million related to the increase in the asset retirement obligation. This impairment charge was a non-cash transaction. The following table illustrates the values used in the write-down of the Jerritt Canyon mineral properties, property, plant and equipment and increase in the asset retirement obligation.

Fair value assigned on acquisition	$44,306
Development spending	13,995
Value beyond proven and probable	13,713
Depletion of producing properties	(2,607)
Property, plant and equipment	2,243
Increase in asset retirement obligation	4,713
$76,363

5.	Inventories:

	March 31,	December 31,
	2009	2008

Finished goods	$26	$26
Stockpiled ore	2,878	2,655
Purchased ore	17,872	17,872
Materials and supplies	3,496	3,466
	$24,272	$24,019

All of the Company’s inventories on hand are located at the Jerritt Canyon mine in Nevada, USA.

Included in cost of gold sold and depreciation, depletion and amortization expense on the statement of loss are total inventory related costs of nil (December 31, 2008 – $3.4 million) and nil (December 31, 2008 – $1.4 million), respectively.

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

For the three months ended March 31, 2009 and 2008

6.	Restricted funds:

	March 31,	December 31,
	2009	2008
AIG commutation account (i)	$25,360	$25,289
Water use license letter of credit (iii)	2,448	2,535
Workmens' compensation self-insurance	425	423
Cash pledged as security for letters of credit	199	206
Cash restricted for future exploration in Canada (ii)	-	2
Other	30	29
	$28,462	$28,484

(i)

On June 30, 2003, Queenstake purchased from American Insurance Group (AIG) an environmental risk transfer program (the “ERTP”) (note 8). As part of the ERTP, $25.8 million was deposited in an interest- bearing account with AIG (the Commutation Account). The Commutation Account principal plus interest earned on the principal is used to fund Jerritt Canyon mine’s ongoing reclamation and mine closure obligations. During 2009 the company earned $0.1 million in interest revenue.

(ii)

During 2008, the Company raised funds by way of private placements of flow-through shares. Under the conditions of these private placements, the funds must be spent in 2008 and 2009 on Canadian Exploration Expenditures (“CEE”) on properties located in Canada. A total of C$12.1 million of cash is required to fund future exploration under the terms of the flow through share subscription agreements signed in May 2008; however no cash on hand (December 31, 2008 - $2,000) was available at March 31, 2009 due to the use of cash on non-flow through expenditures. The Company is obligated to fund the remaining C$12.1 million of expenditures by December 31, 2009 (see note 14(ii)).

(iii)	The Yukon Territorial Government has a letter of credit with the Company for C$3.1 million to secure payment of potential reclamation work relating to the Ketza River project.

7.	Property, plant and equipment:

	March 31,2009			December 31, 2008
		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value
Jerritt Canyon mine USA	$103,902	$12,518	$91,384	$103,935	$11,036	$92,899
Ketza River project, Canada	1,643	877	766	1,643	780	863
Corporate and other, Canada	185	105	80	185	97	88
	$105,730	$13,500	$92,230	$105,763	$11,913	$93,850

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

For the three months ended March 31, 2009 and 2008

8.	Mineral properties:

	March 31,	December 31,
	2009	2008
Non depletable properties

Ketza River project, Canada	$45,712	$45,240
Silver Valley project, Canada	1,334	1,334
Arizona project, USA	589	589
Yukon-Shaanxi project, Canada	189	169
Other Yukon and BC projects, Canada	15	15
	$47,839	$47,347

9.	Other assets:

	March 31,	December 31,
	2009	2008

Environmental Risk Transfer Program	$923	$923

The insurance premium paid for the ERTP in June 2003 is being amortized over the estimated proven and probable reserves from inception of the policy. Amortization of the insurance premium is calculated based on each respective period’s production ounces with respect to the estimated proven and probable reserves.

10.	Related party transactions:

During the three months ended March 31, 2009, the Company was charged a total of C$0.1 million (2008 - C$0.1 million) in legal fees by a law firm in which the corporate secretary of the Company is a partner. The amount owing at March 31, 2009 is C$0.1 million.

11.	Income taxes:

March 31, 2009
Future income tax liability, opening	$8,419
Renunciation of qualifying eligible expenditures under Canadian flow-through share
program	1,669
Impact of foreign exchange on Canadian dollar future income tax liability	(310)
$9,778

The Company renounced C$6.9 million of qualifying exploration expenditures under the Canadian flow-through share program in March of 2009. The result of this renunciation was that the Cumulative Canadian Exploration Expenses pool of the Company was reduced and a liability for future income taxes was recorded on the date the renunciation was made.

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

For the three months ended March 31, 2009 and 2008

12.	Share capital:

	(a)	Authorized share capital consists of an unlimited number of common shares

	(b)	Common shares issued and outstanding:

		(i)	On February 27, 2009 the Company closed two non-brokered private placement as follows:

10.0 million units ("Unit 2") were issued at a price of C$0.05 per Unit 2 for proceeds of $0.4 million. Each Unit 2 consists of one common share (a "Share") and two series of Share purchase warrants. The first warrant (the "Series "A" Warrant") can be exercised to purchase one additional Share (the ""A" Warrant Share") at a price of C$0.07 per share within 12 months of closing of the private placement and the second warrant (the "Series "B" Warrant") can be exercised to purchase one additional Share (the ""B" Warrant Share") at a price of C$0.09 per share within 18 months of closing of the private placement. In accordance with securities legislation currently in effect, the Shares, the "A" Warrants, the "B" Warrants, the "A" Warrant Shares and the "B" Warrant Shares will be subject to "hold period" of four months plus one day. In addition, 1.0 million units were issued as a finder's fee in connection with the private placement which consists of one common share and one Series A warrant.

17.3 million units ("Unit 1") were issued at a price of C$0.06 per Unit 1 for proceeds of $0.8 million. In addition, 0.4 million Unit 1 units were issued as a finder's fee in connection with the private placement. Each Unit 1 consists of one common share (a "Share") and one Share purchase warrant (the "Warrant"). The Warrant can be exercised to purchase one additional Share (the "Warrant Share") at a price of C$0.08 within 24 months of closing of the private placement. In accordance with securities legislation currently in effect, the Shares, the Warrants and the Warrant Shares will be subject to a "hold period" of four months plus one day.

(ii)

On December 19, 2008, the Company closed a non-brokered private placement for a total of 79.8 million units (the "Units") for proceeds of $3.3 million. In addition, 7.4 million units were issued as a finder's fee in connection with the private placement. Each Unit consists of one common share and two series of Share purchase warrants. The first warrant (the "Series "A" Warrant") can be exercised to purchase one additional Share (the ""A" Warrant Share") at a price of C$0.07 per share within 12 months of closing of the private placement and the second warrant (the "Series "B" Warrant") can be exercised to purchase one additional Share (the ""B" Warrant Share") at a price of C$0.09 per share within 18 months of closing of the private placement. In accordance with securities legislation currently in effect, the Shares, the "A" Warrants, the "B" Warrants, the "A" Warrant Shares and the "B" Warrant Shares will be subject to "hold period" of four months plus one day.

		(iii)	On May 2, 2008, the Company closed a non-brokered private placement of 10.1 million flow-through shares at a price of C$2.00 per share for proceeds of $19.9 million.

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

For the three months ended March 31, 2009 and 2008

(e)	Warrants:

Where the warrants are issued as part of a unit comprised of common shares and warrants, the value is assigned to common shares and warrants based on the relative fair value. The fair value of the common shares is determined by the closing price on the date of the transaction and the fair value of the warrants is determined based on a Black Scholes pricing model. Where the warrant is issued and not attached to a common share, they are valued using the Black Scholes pricing model. The following are shareholder warrants outstanding as of December 31, 2008 and March 31, 2009:

			Thousands of units

		Exercise	December	Warrants	Warrants	December	Values
Expiry date	Note	price (C$)	31, 2007	exercised	issued	31, 2008	assigned$
January 16, 2009		1.80	1,000	-	-	1,000	655
April 12, 2010		5.50	2,851	-	-	2,851	1,172
June 20,2012		3.00	21,176	-	250	21,426	15,282
December 19, 2009	12 (b)(ii)	0.07	-	-	87,200	87,200	1,033
June 19, 2010	12 (b)(ii)	0.09	-	-	87,200	87,200	965
			25,027	-	174,650	199,677	19,107

			Thounsands of units
		Exercise	December	Warrants	Warrants	March 31,	Value
Expiry date	Note	price (C$)	31, 2008	expired	issued	2009	assigned $
January 16, 2009		1.80	1,000	(1,000)	-	-	655
April 12, 2010		5.50	2,851	-	-	2,851	1,172
June 20,2012		3.00	21,426	-	-	21,426	15,282
December 19, 2009	12 (b)(iii)	0.07	87,200	-	-	87,200	1,033
June 19, 2010	12 (b)(iii)	0.09	87,200	-	-	87,200	965
February 27, 2011	12 (b)(i)	0.08	-	-	17,733	17,733	369
February 27, 2010	12 (b)(i)	0.07	-	-	11,000	11,000	140
August 27, 2010	12 (b)(i)	0.09	-	-	10,000	10,000	118
			199,677	(1,000)	38,733	237,410	19,734

(i)

During the three months ended June 30, 2008 the Company issued 0.3 million warrants in connection with obtaining $4.5 million in short term financing which was subsequently repaid during the month of July. The fair value of $0.2 million was recorded in general and administration expense.

(d)	Stock options:

The Company has a stock option plan (the Plan) in place under which the Board of Directors may grant options to acquire common share of the Company to directors, employees and service providers. Under the terms of the Plan, the number of securities issuable to insiders, at any time under security based agreements, cannot exceed 10% of the issued and outstanding securities.

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

For the three months ended March 31, 2009 and 2008

Under the fair value method, the total fair value of the stock based compensation granted to directors, officers and service providers was nil for the three months ended March 31, 2009 (March 31, 2008 - $0.6 million) and is disclosed as stock-based compensation on the statement of operations.

There were no options granted in the three months ended March 31, 2009. All outstanding options are vested and exercisable. The options outstanding at March 31, 2009 are as follows:

	Options	Weighted average
	outstanding	exercise price
	(000's)	(C$/option)
At January 1, 2008	11,534	1.90
Granted	1,050	1.37
Exercised	(3,715)	2.21
At December 31, 2008 and March 31, 2009	8,869	1.71

			Weighted
			average
	Options	Weighted	remianing
	outstanding	average exercise	contractual life
Exercise Price (C$)	(000's)	price (C$/option)	(years)
0.60-0.82	1,995	0.62	1.3
1.06-1.60	325	1.46	3.1
1.61-1.74	3,125	1.72	3.4
2.10-2.25	2,174	1.99	0.3
2.77-5.70	1,250	2.77	2.8
	8,869	1.71	2.1

13.	Supplemental information:

Net change in non-cash working capital comprise of:

	March 31,	March 31,
	2009	2008

Accounts receivable and prepaid expenses	$379	$(6,551)
Inventories	(253)	7,514
Accounts payable and accrued liabilities	2,037	(852)
Payable on ore purchases	-	(5,025)
	$2,163	$(4,914)

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

For the three months ended March 31, 2009 and 2008

14.	Commitments and contingencies:

	(a)	Commitments:

(i)

Pursuant to a stop order received from the State of Nevada, Division of Environmental Protection in March of 2008, the Company is committed to the design and installation of a Calomel-based mercury emissions control system for improving the removal of mercury from the west and east roasters at the Jerritt Canyon mill facility. The total cost of installing and testing this system to the standards required within the stop order will be $0.1 million. The Company has completed the design and begun construction of the Calomel system as a condition of receiving approval from the NDEP to restart milling operations.

(ii)

The Company is required to spend C$12.1 million on future exploration expenditures pursuant to the flow-through financing arranged in May 2008 that provided C$20.1 million for exploration on the Ketza River project and other exploration activity in Canada. These restricted funds were applied to non- flow-through expenditures during the last six months of 2008, reducing the amount available to fund this requirement. These restricted funds must be spent by the Company, in accordance with the flow- through share agreement, by the end of 2009. Management intends to take steps necessary to bring the Company back into compliance with the flow-through agreements. If it fails to do so, it will be liable to the investors for their additional taxes payable.

	(b)	Contingencies:

(i)

On April 22, 2009 the Company received a notice of complaint from the U.S. Department of Justice representing the Environmental Protection Agency alleging the Company had violated specific provisions of the Resource Conservation and Recovery Act relating to the generation, storage, handling, and disposal of hazardous wastes at the Jerritt facility. The Company is currently reviewing the complaint and the specific allegations and will respond accordingly. The final outcome and the extent of any liability is not yet determinable.

15.	Subsequent event:

On April 24, 2009 the Company closed a C$720,000 non-brokered private placement for at total of 12.0 million units (the "Units") at a price of C$0.06 per Unit. A finder's fee of 0.4 million units was paid on the private placement. In accordance with Section 607(g)(i) of the TSX Company Manual, as the maximum aggregate number of securities issuable by the Company pursuant to private placements closed on February 27, 2009 and this private placement aggregate 93,199,998 shares (including any finder's fees), or 34.18% of the Company's issued and outstanding share capital prior to completion of the above private placements, closing of the private placement was subject to shareholder approval, which has been received.

Each Unit will consist of one common share and one share purchase warrant (the "Warrant"). The Warrant can be exercised to purchase one additional common share at a price of C$0.08 per share within 24 months of closing of the private placement.